

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Mr. David L. Willis
Global Power Equipment Group, Inc.
400 East Las Colinas Boulevard, Suite 400
Irving, Texas 75039

     Re: Global Power Equipment Group, Inc.
            Form 10-K for the Year Ended December 31, 2011
            Filed March 14, 2012
            Form 10-Q for the Period Ended March 31, 2012
            Filed May 1, 2012
            File No. 1-16501

Dear Mr. Willis:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis, page 24

General

2. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04. For example, you indicate that selling and administrative

expenses increased during 2011 compared to 2010 due to the an increase in non-cash stock compensation, the relocation of your corporate headquarters, higher costs for personnel, system upgrades within the Products Division, and merger and acquisition costs. This increase in costs was partially offset by non-recurring costs in 2010 related to your efforts to become a public company. Please separately quantify each of these factors.

3. Please provide a discussion of each segment's operating income in addition to your current discussion of each segment's revenues and gross profit.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010, page 31

Gross Profit/Margin %, page 32

4. In your discussion of the Products Division gross profit, you indicate that the decline in gross margin percentage was primarily due to a change in the contract mix. Please expand this disclosure to provide readers with a more substantive discussion of the underlying changes in your contracts from period to period.

5. In your discussion of the Services Division gross profit during 2011 as compared to 2010, you mention that the reduction in gross profit during 2011 was due to favorable reserve adjustments. Please tell us supplementally and expand your disclosures to describe the nature of these reserve adjustments.

Income Tax (Benefit) Expense, page 33

6. During the second quarter of 2011 you recognized a tax benefit of $40 million related to the release of valuation allowances. During the third and fourth quarter of 2011, you also decreased your valuation allowances by an additional $5.9 million. Given your income from continuing operations of $63.1 million and net income of $76.9 million for the year ended December 31, 2011, your results of operations appear to have been significantly impacted by the release of these valuations allowances. In this regard, please address the following:
   - Please provide us with a comprehensive explanation of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to release these valuation allowances pursuant to ASC 740 during the second quarter of 2011;
   - Please disclose the amount of pre-tax income that you need to generate to realize these deferred tax assets;
   - Please include an explanation of the anticipated future trends included in your projections of future taxable income;
   - Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and

- Only the portion of valuation allowances attributable to future year's income was released as a discrete event during the second quarter of 2011. Of the total amount of valuation allowances that you determined were no longer required during the second quarter of 2011, please confirm that the only valuation allowances not released during the second quarter of 2011 were for those valuation allowances subsequently released in the third and fourth quarters of 2011.

Changes in Cash and Cash Equivalents for 2011, 2010, and 2009, page 37

7. Please expand your disclosures related to cash flows from operating activities to discuss the underlying reasons for changes in your working capital components, including accounts receivable and accounts payable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

8. Your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that the information required to be disclosed in your periodic reports is recorded, processed, summarized and reported as and when required. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Financial Statements

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

9. We have the following comments regarding your revenue recognition policy related to gas turbine auxiliary equipment:
- You recognize revenue when the contract is substantially complete, which is typically when the unit is shipped. Please expand your disclosures herein or within your Critical Accounting Policies section to identify the nature of the obligations you still have at the time of shipping the units. Please also address how and when you account for such obligations; and

- You also mention that certain of the contracts specify separate delivery dates and milestones of individual equipment units. Please address what consideration is given to these terms in determining when to recognize revenue.

10. Fixed price contracts are recognized under the percentage-of-completion method using cost-to-cost measures. Occasionally, you may exclude certain costs from the cost-to-cost method such as significant costs for materials or subcontractors if the exclusion of such costs would result in a more meaningful measurement of actual progress towards completion of the contract. Please expand your disclosure to indicate how and when you recognize revenue related to these costs.

Note 14 – Commitments and Contingencies

Litigation, page F-22

11. You are involved from time to time in legal actions that arise in the ordinary course of business. You do not believe that the resolution of any currently pending actions, either individually or in the aggregate, will have a material adverse effect on your financial position or results of operations. Please also disclose what consideration you gave to the effect of these pending actions on your liquidity.

Asbestos Cases, page F-22

12. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred related to any of your matters, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Form 10-Q for the Period Ended March 31, 2012

General

13. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief